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September 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:	Mr. Tyler Howes
Ms. Laura Crotty
Ms. Christine Torney
Ms. Lynn Dicker

Re:	Invizyne Technologies Inc. Response to Comments to Amendment No. 6, to Registration Statement on Form S-1 Filed Date: September 19, 2024 File No. 333-276987

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2024, commenting on Amendment No. 6, to the Registration Statement on Form S-1 (“Form S-1”), of Invizyne Technologies Inc. (the “Company”), which was filed on September 19, 2024.

I am responding on behalf of the Company, as its counsel, to the comment letter. You have kindly permitted the Company to indicate the intended changes to the prospectus contained in the Form S-1 by means of this letter. I have included the specific changes below in response to the comment and provided as an addendum hereto the full section with lined changes.

Once the Staff of the SEC has had an opportunity to review the full sections and the lined changes, and indicate further comments, if any, then the Company will file the full amendment to reflect these changes and responses to any other comments of the Staff that may arise.

Amendment No. 6 to Registration Statement on Form S-1

Dilution, page 26

1. We note from page 6 and throughout the filing that in connection with the initial public offering, each purchaser of your common stock in this initial public offering has the right to obtain, at no additional expense, up to one additional share of your common stock on the second anniversary of the closing date of the offering (the Long Term Investor Rights). Please tell us how you plan to account for the issuance of the Long Term Investor Rights citing the applicable authoritative accounting guidance.

RESPONSE

In response to the accounting comment above, the Company has amended the prospectus included in the Form S-1 to include a statement of the accounting treatment that the Company will use to reflect the LTIR in its future financial statements. This disclosure is based on the description of the LTIR, as amended, in the Form S-1.

Language to be inserted:

Securities and Exchange Commission
September 26, 2024

The LTIR is an equity instrument that will be accounted for as a component of the price per IPO Share purchased by the IPO Shareholder in the IPO. For reporting periods after the IPO until termination of the LTIR, in the calculation of basic earnings per share, the shares of Common Stock associated with the LTIR will be treated as contingently issuable shares and, therefore, will not be included in basic earnings per share until the actual number of shares can be calculated and the shares have been issued.

At the end of each reporting period after the IPO, the Company will disclose the potential dilutive effect of the LTIR, including the number of shares of Common Stock that could be issuable on the closing date of the period, based on the actual share price movements since the closing of the IPO. This calculation will be provided in the dilution disclosure section in the earnings per share footnote to the consolidated financial statements of the Company. If a share of Common Stock trades in excess of the thresholds as described above, then the LTIR will terminate, and there will be no accounting effect on the consolidated financial statements, which the Company will report in the notes to the consolidated financial statements included in its next succeeding periodic filing with the SEC.

As described above, the number of shares of Common Stock that may be issued pursuant to the LTIR will depend on the per share price less the movement average subsequent to the closing of the IPO, and as such cannot be reasonably estimated at this time and is not probable of issuance. The Company will disclose the terms and conditions of the LTIR and the accounting policy with respect to the LTIR in the notes to the consolidated financial statements, and will account for the issuance of the contingent shares of Common Stock in the consolidated balance sheet once the shares of Common Stock have been calculated and issued pursuant to the LTIR.

Description of Capital

Long Term Investor Right to Receive Additional Shares, page 56

2. We note your response to our prior comment 3 and reissue in part. Please revise here to explain the methods you will use to confirm holders of your common stock are IPO Shareholders that are eligible to receive the Long Term Investor Rights. Please also explain how you plan to enforce the condition that the Long Term Investor Rights are available only to IPO Shareholders.

RESPONSE

The Company has edited the prior description of the process to verify the entitlement to the supplemental shares of Common Stock under the LTIR. The description has been edited to further describe and clarify the verification process that the Company will follow.

Edited disclosure to be inserted:

“In connection with this offering, each IPO Shareholder, who purchases IPO Shares from the underwriter or selected dealer of the underwriter, may qualify to receive up to, but no more than, one additional share of common stock from us for each share purchased in this offering (“IPO Supplemental Shares”) pursuant to the obligation of the Company in association with the sale of the offered shares. In order to qualify to receive IPO Supplemental Shares, if any, an IPO Shareholder must, within 90 days following the closing date of the offering (the “Closing Date”), take whatever action necessary (i) to become the direct registered owner of his, her or its IPO Shares through the Company’s transfer agent, or (ii) hold the shares in a broker account with any of the underwriter or selected dealers of this offering for the entire two year period. The underwriter is MDB Capital and the selected dealers are Cambria Capital LLC and Paulson Investment Company LLC. The 90 day period is to provide sufficient time for the IPO Shareholder to make its transfer of IPO Shares to the transfer agent.

The IPO Shareholders that are entitled to the IPO Supplemental Shares will be verified as of the offering date and at the end of the LTIR holding period, by the transfer agent and the underwriter and selected dealers who will review their records and certify to the Company those IPO Shareholders who have satisfied the requirements of the LTIR. Pursuant to NASDAQ requirements, the IPO investors are recorded with the exchange by name and shareholding in the IPO. Therefore, persons purchasing shares after the IPO in the immediate aftermarket will not be able to buy shares and deliver them to the transfer agent to appear as if they were holders of the IPO Shares. If the LTIR is not cancelled during the holding period (see below), then at the end of the two-year holding period when IPO Supplemental Shares are due, each of the Company transfer agent, the underwriter and the selected dealers, will examine the accounts of the IPO Shareholders and certify to the Company those IPO Shareholders that have met the continuous two-year holding period requirement, subject to the exceptions stated below. The Company will verify the certifications against the initial list of IPO Shareholders provided to NASDAQ. The Company reserves the right to request the IPO Shareholders to provide other documentation to demonstrate their continuous holding of the IPO Shares for the entire holding period. Once verified as to being holders of IPO Shares at the time of the offering and through the entire two-year holding period, the Company will provide to the transfer agent documentation to issue the IPO Supplemental Shares, which is expected to take up to ten business days after final Company verification.”

*****

Securities and Exchange Commission
September 26, 2024

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Michael Heltzen,
Chief Executive Officer

Mr. Mo Hayat,
President

In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the liquidation preferences of holders of any shares of issued and outstanding preferred stock, holders of shares of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not entitled to pre-emptive rights.

The issued and outstanding shares of Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Long Term Investor Right to Receive Additional Shares

The Long Term Investor Right, or LTIR, is intended to encourage investors in the initial public offering (an "IPO Shareholder") to be long term holders of the purchased shares in this offering. The LTIR provides IPO Shareholders an opportunity to increase the number of shares of Common Stock to as much as one additional share for each share purchased in this offering ("IPO Shares") and to reduce a potential loss if the value of a share in the market does not perform.

Except for those limited circumstances described below, these rights are not and will not be transferable, assignable, subject to pledge or otherwise alienable, and the registered holder of the IPO Shares to which the rights are attached, will immediately and automatically forfeit the number of IPO Supplemental Shares to which it might be entitled if the IPO Shareholder has sold or has otherwise transferred the IPO Shares during the required ~~"~~holding period,~~"~~ which is the period commencing on the Closing Date and ending on the two-year anniversary of the Closing Date. Any right that is terminated and forfeited, from that time, will be null and void and have no further force or effect. The transfer of any or all of the IPO Shares without suffering a forfeiture of the right to receive IPO Supplemental Shares during the holding period will only be allowed**:**

5050766.2

Accounting Treatment of LTIR by Company

Preferred Stock

Our articles of incorporation authorize us to issue up to 5,000,000 shares of undesignated preferred stock, par value $0.000001 per share. We may issue preferred stock from time to time in one or more series, without shareholder approval, when authorized by our board of directors. No shares of preferred stock are issued or are outstanding.

The specific terms of any series of preferred stock will be governed by our articles of incorporation and by the certificate of designations relating to that series. The board of directors has the right, without prior approval of the holders of Common Stock, subject to any rights of currently issued preferred stock, to specify any and all terms of a series of preferred stock, including the rank, dividend and distribution rights, voting rights, liquidation rights and redemption, conversion and pre-emption rights. The issuance of preferred stock could have the effect of restricting dividends on our Common Stock, diluting the voting power of our Common Stock, impairing the liquidation rights of our Common Stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

SAFE

A SAFE (Simple Agreement for Future Equity) is an agreement to provide an investor a future equity stake in the issuing company based on the amount invested if, and only if, a triggering event occurs, such as an additional round of financing or the sale of the company. The Company received a commitment for funding of two SAFEs on July 3, 2023, for a cash payment from the investors in the aggregate amount of $800,000. One SAFE was issued to MDB Capital Holding, LLC in the aggregate amount of $785,000. The pre-money valuation cap was two hundred million dollars, The discount rate was 80%. The SAFE will convert into the next round equity financing that results in gross proceeds of not less than $5,000,000 to the Company, and also in the event of a change of control, direct listing and an initial public offering. It is also entitled to receive a portion of the proceeds of any liquidation or dissolution event, as these are defined in the SAFE instrument. The SAFE securities will convert into 250,000 shares of Common Stock as a result of the offering to which this prospectus relates, based on a per share price of $3.20 under the terms of the SAFE. The shares will be issued at the closing of this offering, as restricted stock, and they will be subject to resale provisions of Rule 144 and a selling security holder prospectus included in the registration statement to which this prospectus relates. The shares do not have any mandatory registration rights.

5050766.2